Mayer Brown LLP 350 South Grand Avenue 25th Floor Los Angeles, California 90071-1503

August 1, 2011	Main Tel +1 213 229 9500 Main Fax +1 213 625 0248 www.mayerbrown.com

VIA EDGAR

Christian Windsor

Special Counsel

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nara Bancorp, Inc.

Amendment No. 2 to the Registration Statement on Form S-4

Filed July 15, 2011

File number 333-173511

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 18, 2011

Form 10-Q for the Quarter Ended March 31, 2011

Filed May 5, 2011

File number 0-50245

Center Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 4, 2011

Form 10-Q for the Quarter Ended March 31, 2011

Filed May 9, 2011

File number 0-50050

Dear Mr. Windsor:

This letter responds on behalf of Nara Bancorp, Inc. (“Nara”) and Center Financial Corporation (“Center”) to the Staff’s letter dated July 22, 2011 with respect to the above referenced filings, including the Registration Statement on Form S-4 (as it may be amended or supplemented, the “Registration Statement”). Set forth below are Nara’s responses to the Staff’s requests for additional information. Concurrently with the filing of this letter, Nara and Center are submitting (via EDGAR) Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects changes made to the Registration Statement as described below. Courtesy copies of this letter and Amendment No. 3 (marked to show the changes to the Registration Statement) are also being submitted to the Staff concurrently herewith.

For ease of reference, we have set forth the Staff’s request for additional information in bold face text, and Nara’s response is set forth immediately following the subparts of the Staff’s

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and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

Christian Windsor

August 1, 2011

request. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement.

Form 10-Q filed for the Quarter Ended March 31, 2011

Notes to Consolidated Financial Statements

Note 10. Business Segments

We note your response to comment 15 in the letter dated June 21, 2011 as well as the expanded disclosures on page 11 of the Form S-4 regarding the substantial reduction in the loan loss provision recognized in the first quarter of 2011 as compared to the corresponding 2010 period and the resulting positive impact on the company’s operating performance during this specific timeframe. In regard to the reversal of the loan loss provision within the banking operations segment, specifically within the commercial business loan class, please address the following so that we will have a better understanding of the reasons for the $2.8 million reversal in this specific class:

1.	Provide us with sufficient information regarding the lower historical loss rates for the commercial business class of loans addressing how this information impacts the quantitative components of the Migration Analysis;

Response:

The Registration Statement has been revised to clarify that the reversal of loan loss provision for Nara’s banking operations was primarily due to a decrease in impaired loans and the corresponding impaired reserve amounts. See page 11 of the Registration Statement. The following table presents the allocation of the general, qualitative and specific components of the allowance for Commercial Business loans for Banking Operations only:

		General Allowance		Qualitative Allowance		Specific Allowance
	Charge- Offs, net	Allowance Amount	Loss Coverage Ratio	Allowance Amount	Loss Coverage Ratio	Allowance Amount	Loss Coverage Ratio	TOTAL
June 30, 2011	$801	$7,712	2.10%	$2,107	0.57%	$2,132	20.19%	$11,951
March 31, 2011	1,040	6,911	2.01%	2,164	0.63%	4,348	23.70%	13,423
December 31, 2010	2,037	5,468	1.63%	1,672	0.53%	10,080	41.20%	17,220
September 30, 2010	3,120	6,734	2.00%	1,848	0.55%	8,794	34.05%	17,376
June 30, 2010	5,988	7,938	2.49%	1,376	0.43%	7,934	32.23%	17,248
March 31, 2010*	5,971	3,006	0.98%	1,381	0.45%	8,718	36.62%	13,105

*	Nara enhanced the allowance for loan loss methodology effective as of June 30, 2010. See the response to subpart 2.

In regards to the decrease in specific allowance, please see the response to subpart 6.

Mayer Brown LLP

Christian Windsor

August 1, 2011

2.	Explain to us the basis and support for utilizing the most recent 12 quarters of loss experience (for all loan types) as opposed to a shorter timeframe given the differing economic conditions within the geographical areas in which the company has operations;

Response:

During 2010, Nara made certain enhancements to how estimates are established within the allowance for loan losses methodology to adapt to the changing environment in measuring the amount of loan losses inherent in the loan portfolio. As disclosed in Nara’s Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2010, a new software program, commonly used by community banks, was used to track and allocate charge-offs to the various loan grades by loan pools. The enhanced migration analysis process resulted in higher levels of quantitative reserves being required for the various “pass” graded loan pools. Nara’s general reserve components of the allowance for loan losses, including the qualitative reserve, was as follows:

	General Reserves			Loss Coverage Ratio

	Quantitative	Qualitative	Total
June 30, 2011	$25,094	$21,404	$46,498	2.20%
March 31, 2011	24,496	20,354	44,850	2.21%
December 31, 2010	24,176	17,042	41,218	2.05%
September 30, 2010	25,431	17,776	43,207	2.15%
June 30, 2010	30,906	16,374	47,280	2.34%
March 31, 2010	12,144	25,481	37,625	1.88%

Effective June 30, 2010, as Nara’s portfolio exhibited increasing economic deterioration, Nara revised the migration loss factors by increasing the weighting of the most recent four quarters of the 12 quarter loss migration to better reflect the impact of more recent losses. Since June 30, 2010, the most recent quarter has been weighted 400%, the next most recent quarter 200%, the next most recent 133% and all others 100%. Prior to June 30, 2010, the most recent four quarters were weighted 200%, the next four quarters were weighted 80%, and the remaining four quarters were weighted 20%. Nara’s management believes that this approach results in giving appropriate additional weight to a period that is sufficient to capture the recent period losses associated with current market conditions, but still uses weightings that are representative of losses inherent over the course of the broader economic cycle, especially for the commercial business loans which generally have five-year terms.

Nara’s management has considered the effect of shortening the current twelve-quarter loss horizon (the period of loss experience) to either eight or four quarters, and has also recomputed the general loss factors under those different scenarios as of June 30, 2011. Nara’s analysis indicated that the impact to the general reserve component of the

Mayer Brown LLP

Christian Windsor

August 1, 2011

allowance for loan losses would be a reduction of $2.2 million in required general reserves under the eight quarter loss horizon scenario, or a reduction of $13.8 million under the four quarter loss horizon scenario as of June 30, 2011. Although Nara experienced an increased level of loan losses in 2010, the shortening of the loss horizon to either eight or four quarters would reduce the required general reserve because Nara’s normalized historical loss experience is on a decreasing trend. Using a longer loss horizon such as twelve quarters produces a more appropriate estimate of inherent loss in the portfolio than a shorter period of either eight or four quarters as loan losses can be migrated fully throughout all applicable loan grades (“classified” to “criticized” to “pass”) within a twelve-quarter time period, allowing historical loss rates within all pools to be more accurately captured.

With respect to differing economic conditions throughout the country, it should be noted that the largest determining factor for Nara’s general reserve requirements is the loan grade (“pass”, “special mention”, “substandard”, etc.) assigned to individual loans. Economic factors that effect individual loan performance and credit quality are drivers that influence the loan grade assigned to each loan. These historical loan grade classifications are then used in our migration analysis to determine the loss rates that are applied to our current loan portfolio. Since both the calculation of the historical loss rates and their application to the current portfolio are based on the underlying grading of individual loans, Nara management believes its historical loss migration analysis approach adequately reflects general reserve requirements in the aggregate, and incorporates any potential economic or other regional differences that may exist due to the geographical location of the underlying collateral or borrower.

Since specific reserve requirements for impaired loans are also determined on a loan-by-loan basis, Nara management also believes that its approach to specific reserve requirements incorporates any potential differences that may exist in different geographical locations.

3.	Address whether the information used in deriving the loss experience (for all loan types) is weighted;

Response:

As discussed above, since June 30, 2010, the most recent quarter has been weighted 400%, the next most recent quarter 200%, the next most recent 133% and all others 100%. Prior to June 30, 2010, the most recent four quarters were weighted 200%, the next four quarters were weighted 80%, and the remaining 4 quarters were weighted 20%. The change in the weighting allocation effective June 30, 2010 is as follows:

Mayer Brown LLP

Christian Windsor

August 1, 2011

	Effective June 30, 2010	Prior to June 30, 2010
Quarter 12 (Most recent)	400%	200%
Quarter 11	200%	200%
Quarter 10	133%	200%
Quarter 9	100%	200%
Quarter 8	100%	80%
Quarter 7	100%	80%
Quarter 6	100%	80%
Quarter 5	100%	80%
Quarter 4	100%	20%
Quarter 3	100%	20%
Quarter 2	100%	20%
Quarter 1	100%	20%

4.	Address whether there has ever been any changes in the weighting allocations as a result of actual loss experience recognized;

Response:

As the economic downturn more adversely affected the loan portfolio, Nara changed the weighting allocations to more effectively capture the recent loss experiences. Please see the responses to subparts 2 and 3 above.

5.	Explain to us the nature and extent (i.e. quantifying the impact) of each of the qualitative adjustments which were made to your identified factors within the Credit Risk Matrix which contributed to the reversal in the first quarter of 2011;

Response:

As disclosed in Nara’s Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2011, the Credit Risk Matrix (the “Matrix”) considers the following nine factors, which are patterned after the guidelines provided under the FFIEC Interagency Policy Statement on the Allowance for Loan and Lease Losses applicable to all federally insured banks:

•	Changes in lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices (Qualitative Factor #1).

•	Changes in national and local economic and business conditions and developments, including the condition of various market segments (Qualitative Factor #2).

•	Changes in the nature and volume of the loan portfolio (Qualitative Factor #3).

•	Changes in the experience, ability, and depth of lending management and staff (Qualitative Factor #4).

Mayer Brown LLP

Christian Windsor

August 1, 2011

•

Changes in the trends of the volume and severity of past due and classified loans; and changes in trends in the volume of non-accrual loans and troubled debt restructuring, and other loan modifications (Qualitative Factor #5).

•	Changes in the quality of our loan review system and the degree of oversight by the Directors (Qualitative Factor #6).

•	Changes in the value of underlying collateral for collateral-dependent loans (Qualitative Factor #7).

•	The existence and effect of any concentrations of credit, and changes in the level of such concentrations (Qualitative Factor #8).

•	The effect of external factors such as competition and legal and regulatory requirements on the level of estimated losses in our loan portfolio (Qualitative Factor #9).

The qualitative loan loss allowance on loans for banking operations was $16.8 million at March 31, 2011 compared to $14.1 million at December 31, 2010. The qualitative loan loss allowance for loans for the commercial business class of loans for banking operations was $2.2 million, or 0.63% loss coverage ratio, at March 31, 2011 compared to $1.8 million, or 0.53% loss coverage ratio, at December 31, 2010. As these amounts indicate, the Matrix did not contribute to the reversal of loan loss provision during the first quarter of 2011 for banking operations. The qualitative reserve loss coverage ratio for banking operations by each qualitative factor as of March 31, 2011 and December 31, 2010 are as follows:

	Loss Coverage Ratio
	March 31, 2011	December 31, 2010
Qualitative Factor #1	0.05%	0.05%
Qualitative Factor #2	0.21%	0.22%
Qualitative Factor #3	0.08%	0.05%
Qualitative Factor #4	—%	—%
Qualitative Factor #5	0.15%	0.14%
Qualitative Factor #6	—%	—%
Qualitative Factor #7	0.20%	0.20%
Qualitative Factor #8	0.19%	0.10%
Qualitative Factor #9	—%	—%

	0.88%	0.75%

6.	Provide us with any other specific information which would help us to understand the reasons for the reversal of the allowance for loan losses recognized in the first quarter of 2011 within the Commercial Business class of loans;

Mayer Brown LLP

Christian Windsor

August 1, 2011

Response:

The majority of the reduction in specific allocations attributed to impaired loans within the commercial business class of loans is attributable to:

a.	One loan for $4.2 million was refinanced during the first quarter of 2011. The loan was restructured in early 2010 with a fixed payment of $57,000 per month. The restructuring period ended at the end of 2010 with the borrower making all payments as agreed. The new terms granted in the first quarter of 2011 included a 7-year (84-month) amortization resulting in new payments of $63,000 per month, which were supported by updated financial information obtained at the time of the refinance. The new payment amount and amortization term were used in the “Present Value of Future Cash Flows” analysis to determine the impairment amount as of March 31, 2011. In the previous quarter ending December 31, 2010, the lower payment amount and actual maturity date were used to determine the impairment amount. The higher payment amount and new amortization term resulted in a reduction in the impairment amount, and therefore in the specific allocation, from $1.9 million to $50,000. The subject loan was performing as agreed at the time of refinancing and has been performing as agreed since then.

b.	One impaired loan for $662,000 was paid off, resulting in a reduction to required specific allocations of $593,000.

c.	One impaired loan for $451,000 was delinquent as of December 31, 2010 due to a bankruptcy filing by the guarantors caused by financial issues unrelated to the subject loan or collateral property. The tenant business provides more than sufficient cash flow to service the debt, and the borrowing entity brought the loan current during the first quarter of 2011. As such, it was no longer deemed impaired, and the specific allocation of $451,000 was reduced to the general reserve amount of $121,000.

7.	In regard to the financial information previously requested, please update this information through the quarter ended June 30, 2011; and

Response:

See the exhibits attached hereto for the requested additional information through June 30, 2011 relating Nara’s allowance for loan losses.

8.	Tell us what consideration you have given to expanding your discussion of the allowance for loan loss within MD&A to provide more clear and concise information addressing the changes in the allowance within the context of the changes in financial operating performance and credit quality metrics within each of your identified operating segments.

Mayer Brown LLP

Christian Windsor

August 1, 2011

Response:

Future filings will include the various components of the allowance for loan losses within the banking operations segment, Nara’s largest operating segment.

In connection with the filing of Amendment No. 3, the Registration Statement has been further revised to provide information regarding Nara’s and Center’s second quarter 2011 financial and operating results. See “Summary—Selected Historical and Pro Forma Financial Information—Recent Developments” beginning on page 15 of the Registration Statement. In addition, the Registration Statement has been revised to provide an update of the ongoing shareholder litigation relating to the merger. On July 29, 2011, the parties to the litigation executed a memorandum of understanding reflecting their agreement to settle the claims asserted in the action. See “The Merger—Litigation Relating to the Merger” beginning on page 75 of the Registration Statement.

If Amendment No. 3 is satisfactorily responsive to the Staff’s request for additional information, Nara and Center currently plan to distribute the proxy statement/prospectus to their respective stockholders as soon as practical. We will contact the Staff to discuss arrangements for requesting effectiveness of the Registration Statement. Nara and Center intend to file final executed versions of Exhibits 8.1 and 8.2 immediately prior to the declaration by the Staff that the Registration Statement has become effective.

Mayer Brown LLP

Christian Windsor

August 1, 2011

Please direct any questions or comments regarding the foregoing to the undersigned at (213) 229-9597. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ James R. Walther

James R. Walther Mayer Brown LLP

Enclosures

cc:	David Lyon, Securities and Exchange Commission

John Nolan, Securities and Exchange Commission

Marc Thomas, Securities and Exchange Commission

Alvin D. Kang, Nara Bancorp, Inc.

Juliet Stone, Nara Bancorp, Inc.

Lisa K. Pai, Center Financial Corporation

Hillel T. Cohn, Morrison & Foerster LLP

Exhibit A

Activity in the allowance for loan losses for the banking operations operating segment is as follows for the six months ended June 30, 2011 and the year ended December 31, 2010:

(in thousands)	Six Months ended June 30, 2011	Year ended December 31, 2010
Balance, beginning of period	$44,054	$38,286
Provision for loan losses	5,179	55,912
Loans charged off	(11,842)	(52,314)
Recoveries of charge-offs	1,691	2,170

Balance, end of period	$39,080	$44,054

The activity in the allowance for loan losses by class of loans for the banking operations operating segment for the three months ended June 30, 2011, March 31, 2011, December 31, 2010, September 30, 2010, June 30, 2010 and March 31, 2010 is as follows:

	Three Months Ended June 30, 2011
(in thousands)	Real estate - Residential	Real estate - Commercial	Real estate - Construction	Commercial Business	Consumer and other	Total
Balance, beginning of period	$14	$23,511	$4,326	$13,423	$302	$41,575
Provision for loan losses	—	6,761	(679)	(671)	(25)	5,386
Loans charged off	—	(5,055)	(2,232)	(1,640)	(7)	(8,934)
Recoveries of charge-offs	—	185	—	839	32	1,055

Balance, end of period	$12	$25,401	$1,415	$11,951	$301	$39,080

	Three Months Ended March 31, 2011
(in thousands)	Real estate - Residential	Real estate - Commercial	Real estate - Construction	Commercial Business	Consumer and other	Total
Balance, beginning of period	$14	$23,044	$3,377	$17,220	$399	$44,054
Provision for loan losses	—	1,758	949	(2,757)	(157)	(207)
Loans charged off	—	(1,344)	—	(1,449)	(115)	(2,908)
Recoveries of charge-offs	—	52	—	409	175	636

Balance, end of period	$14	$23,511	$4,326	$13,423	$302	$41,575

	Three Months Ended December 31, 2010
(in thousands)	Real estate - Residential	Real estate - Commercial	Real estate - Construction	Commercial Business	Consumer and other	Total
Balance, beginning of period	$13	$26,784	$3,200	$17,376	$484	$47,857
Provision for loan losses	0	256	178	1,881	25	2,339
Loans charged off	—	(4,365)	—	(2,303)	(233)	(6,901)
Recoveries of charge-offs	—	370	—	266	124	759

Balance, end of period	$14	$23,044	$3,377	$17,220	$399	$44,054

	Three Months Ended September 30, 2010
(in thousands)	Real estate - Residential	Real estate - Commercial	Real estate - Construction	Commercial Business	Consumer and other	Total
Balance, beginning of period	$16	$27,412	$3,122	$17,248	$841	$48,639
Provision for loan losses	(3)	4,784	77	3,248	(331)	7,776
Loans charged off	—	(5,412)	—	(3,331)	(41)	(8,784)
Recoveries of charge-offs	—	—	—	211	15	226

Balance, end of period	$13	$26,784	$3,200	$17,376	$484	$47,857

	Three Months Ended June 30, 2010
(in thousands)	Real estate - Residential	Real estate - Commercial	Real estate - Construction	Commercial Business	Consumer and other	Total
Balance, beginning of period	$23	$32,152	$882	$13,105	$580	$46,743
Provision for loan losses	(7)	13,118	2,240	10,130	473	25,955
Loans charged off	—	(17,908)	—	(6,963)	(244)	(25,116)
Recoveries of charge-offs	—	49	—	975	33	1,057

Balance, end of period	$16	$27,412	$3,122	$17,248	$841	$48,639

	Three Months Ended March 31, 2010
(in thousands)	Real estate - Residential	Real estate - Commercial	Real estate - Construction	Commercial Business	Consumer and other	Total
Balance, beginning of period	$43	$27,303	$990	$9,561	$389	$38,286
Provision for loan losses	3	9,330	740	9,515	255	19,842
Loans charged off	(23)	(4,480)	(848)	(6,073)	(89)	(11,513)
Recoveries of charge-offs	—	—	—	102	26	128

Balance, end of period	$23	$32,152	$882	$13,105	$580	$46,743

Exhibit B

The quarter-end impaired loans for the banking operations operating segment are set forth in the following tables by class of loans.

	As of June 30, 2011		As of March 31, 2011		As of December 31, 2010		As of September 30, 2010		As of June 30, 2010		As of March 31, 2010
	Unpaid Principal Balance	Related Allowance	Unpaid Principal Balance	Related Allowance	Unpaid Principal Balance	Related Allowance	Unpaid Principal Balance	Related Allowance	Unpaid Principal Balance	Related Allowance	Unpaid Principal Balance	Related Allowance
With Related Allowance:
Real Estate - Residential	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Real Estate - Commercial
Retail	995	450	1,789	731	6,317	1,254	6,336	762	3,727	755	8,987	1,997
Hotel & Motel	3,368	14	—	—	2,463	180	7,071	1,443	9,531	1,552	12,837	2,241
Gas Station & Car Wash	—	—	—	—	—	—	4,196	484	509	247	8,544	1,620
Mixed Use	—	—	2,568	54	308	53	308	70	2,517	719	3,077	856
Industrial & Warehouse	—	—	—	—	2,978	1,020	—	—	—	—	—	—
Other	—	—	1,708	169	2,447	358	10,077	2,766	843	88	7,758	699
Real Estate - Construction	—	—	6,605	2,192	5,789	1,686	5,300	1,746	4,791	1,810	4,254	594
Commercial Business	4,164	2,132	15,834	4,348	21,645	10,080	22,677	8,794	19,993	7,934	23,420	8,718
Consumer and Other	—	—	—	—	—	—	—	—			444	395

	$8,527	$2,595	$28,504	$7,494	$41,947	$14,630	$55,965	$16,066	$41,912	$13,104	$69,320	$17,120

With No Related Allowance
Real Estate - Residential	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Real Estate - Commercial
Retail	2,118	—	5,698	—	8,071	—	8,486	—	5,888	—	11,594	—
Hotel & Motel	338	—	3,722	—	3,730	—	7,147	—	—	—	1,738	—
Gas Station & Car Wash	2,582	—	3,488	—	4,569	—	4,812	—	8,285	—	4,674	—
Mixed Use	2,618	—	3,063	—	3,660	—	4,462	—	2,996	—	7,365	—
Industrial & Warehouse	2,231	—	2,246	—		—	2,998	—	1,443	—	2,247	—
Other	10,594	—	10,680	—	16,436	—	4,704	—	8,844	—	6,487	—
Real Estate - Construction	1,710	—	1,710	—	1,852	—	—	—	749	—	—	—
Commercial Business	6,395	—	2,511	—	2,822	—	3,150	—	4,625	—	385	—
Consumer and Other	162	—	170	—	88	—		—		—	—	—

	$28,747	$—	$33,288	$—	$41,228	$—	$35,759	$—	$32,831	$—	$34,491	$—

Total	$37,274	$2,595	$61,792	$7,494	$83,175	$14,630	$91,724	$16,066	$74,742	$13,104	$103,811	$17,120

Exhibit C

The following table provides nonaccrual and loans past due over 90 days still on accrual by class of loans for the banking operations operating segment for each quarter-end:

	As of June 30, 2011			As of March 31, 2011			As of December 31, 2010			As of September 30, 2010			As of June 30, 2010			As of March 31, 2010
	Non- accrual Loans*	Loans past due 90 days or more, still accruing*	Total Nonperforming loans*	Non- accrual Loans*	Loans past due 90 days or more, still accruing*	Total Nonperforming loans*	Non- accrual Loans*	Loans past due 90 days or more, still accruing*	Total Nonperforming loans*	Non- accrual Loans*	Loans past due 90 days or more, still accruing*	Total Nonperforming loans*	Non- accrual Loans*	Loans past due 90 days or more, still accruing*	Total Nonperforming loans*	Non- accrual Loans*	Loans past due 90 days or more, still accruing*	Total Nonperforming loans*
	(In Thousands)			(In Thousands)
Real Estate Loans:
Residential	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Commercial
Retail	2,118	—	2,118	2,683	—	2,683	371	—	371	722	—	722	577	—	577	8,393	—	8,393
Hotel & Motel	—	—	—	—	—	—	—	—	—	—	—	—	919	—	919	1,738	—	1,738
Gas Station & Car Wash	2,582	—	2,582	—	—	—	1,060	—	1,060	5,481	—	5,481	6,038	1,845	7,883	7,958	—	7,958
Mixed Use	1,664	—	1,664	4,678	—	4,678	3,968	—	3,968	4,770	—	4,770	4,872	—	4,872	6,108	—	6,108
Industrial & Warehouse	2,231	—	2,231	2,246	—	2,246	2,978	—	2,978	2,998	—	2,998	1,443	—	1,443	2,247	—	2,247
Other	2,678	—	2,678	3,008	—	3,008	3,490	—	3,490	2,295	—	2,295	5,734	—	5,734	10,823	—	10,823
Construction	—	—	—	6,605	—	6,605	5,931	—	5,931	5,300	—	5,300	4,791	—	4,791	—	—	—
Total	11,273	—	11,273	19,220	—	19,220	17,798	—	17,798	21,566	—	21,566	24,374	1,845	26,220	37,268	—	37,268
Commercial Business	6,506	—	6,506	7,243	—	7,243	7,988	—	7,988	8,797	—	8,797	8,415	—	8,415	7,870	206	8,076
Consumer and Other	382	—	382	400	—	400	448	—	448	688	—	688	534	—	534	279	251	531

	$18,161	$—	$18,161	$26,863	$—	$26,863	$26,235	$—	$26,235	$31,051	$—	$31,051	$33,324	$1,845	$35,169	$45,417	$457	$45,875

Exhibit D

As of each quarter-end, the risk category of loans by class of loans for the banking operations operating segment is as follows:

	As of June 30, 2011
	Special Mention	Substandard	Doubtful	Total
	(in Thousands)
Real estate - Residential	$—	$40	$—	$40
Real estate - Commercial
Retail	2,379	16,069	—	18,448
Hotel & Motel	1,477	5,521	—	6,998
Gas Station & Car Wash	—	2,582	—	2,582
Mixed Use	360	3,404	—	3,764
Industrial & Warehouse	853	2,648	—	3,501
Other	1,417	11,114	—	12,531
Real estate - Construction	133	1,710	—	1,843
Commercial business	850	25,409	171	26,430
Consumer and other	—	862	—	862

Total Watch List Loans	$7,470	$69,359	$171	$77,000

	As of March 31, 2011
	Special Mention	Substandard	Doubtful	Total
	(in Thousands)
Real estate - Residential	$—	$43	$—	$43
Real estate - Commercial
Retail	4,279	17,501	—	21,780
Hotel & Motel	2,477	5,551	—	8,028
Gas Station & Car Wash	2,038	3,488	—	5,527
Mixed Use	362	5,960	—	6,322
Industrial & Warehouse	—	2,669	—	2,669
Other	1,425	16,145	—	17,570
Real estate - Construction	—	8,315	—	8,315
Commercial business	1,634	27,690	57	29,382
Consumer and other	—	880	—	880

Total Watch List Loans	$12,215	$88,243	$57	$100,515

	As of December 31, 2010
	Special Mention	Substandard	Doubtful	Total
	(in Thousands)
Real estate - Residential	$—	$46	$—	$46
Real estate - Commercial
Retail	521	15,616	—	16,138
Hotel & Motel	2,489	5,572	—	8,061
Gas Station & Car Wash	6,652	4,569	—	11,221
Mixed Use	364	4,938	—	5,303
Industrial & Warehouse	—	3,406	—	3,406
Other	1,864	18,992	—	20,857
Real estate - Construction	—	7,641	—	7,641
Commercial business	1,221	27,718	139	29,078
Consumer and other	480	448	—	928

Total Watch List Loans	$13,592	$88,947	$139	$102,678

	As of September 30, 2010
	Special Mention	Substandard	Doubtful	Total
	(in Thousands)
Real estate - Residential	$—	$47	$—	$47
Real estate - Commercial
Retail	750	15,083	—	15,833
Hotel & Motel	1,007	13,596	—	14,604
Gas Station & Car Wash	4,625	9,008	—	13,633
Mixed Use	366	5,799	—	6,165
Industrial & Warehouse	—	2,998	—	2,998
Other	1,868	16,571	—	18,439
Real estate - Construction	1,710	5,300	—	7,010
Commercial business	2,223	28,074	405	30,702
Consumer and other	480	688	—	1,168

Total Watch List Loans	$13,029	$97,163	$405	$110,598

	As of June 30, 2010
	Special Mention	Substandard	Doubtful	Total
	(in Thousands)
Real estate - Residential	$—	$51	$—	$51
Real estate - Commercial
Retail	3,339	14,357	—	17,697
Hotel & Motel	6,655	11,460	—	18,115
Gas Station & Car Wash	—	13,285	—	13,285
Mixed Use	5,818	7,102	—	12,920
Industrial & Warehouse	—	1,443	—	1,443
Other	8,938	11,384	—	20,322
Real estate - Construction	1,710	5,540	—	7,250
Commercial business	7,223	28,339	630	36,193
Consumer and other	1,146	534	—	1,679

Total Watch List Loans	$34,830	$93,495	$630	$128,955

	As of March 31, 2010
	Special Mention	Substandard	Doubtful	Total
	(in Thousands)
Real estate - Residential	$—	$—	$—	$—
Real estate - Commercial
Retail	5,328	28,942	—	34,271
Hotel & Motel	9,709	15,149	—	24,858
Gas Station & Car Wash	—	13,728	—	13,728
Mixed Use	—	12,090	—	12,090
Industrial & Warehouse	—	2,247	—	2,247
Other	6,922	16,305	—	23,228
Real estate - Construction	6,944	5,003	—	11,947
Commercial business	6,063	28,440	1,129	35,633
Consumer and other	676	531	—	1,206

Total Watch List Loans	$35,642	$122,436	$1,129	$159,208

Exhibit E

The following table presents the aging of past due loans at each quarter-end by class of loans for the banking operations operating segment:

	As of June 30, 2011
	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due
	(In Thousands)
Real estate - Residential	$—	$—	$—	$—
Real estate - Commercial
Retail	—	670	—	670
Hotel & Motel	—	—	—	—
Gas Station & Car Wash	—	—	—	—
Mixed Use	—	—	—	—
Industrial & Warehouse	—	—	—	—
Other	—	—	—	—
Real estate - Construction	—	—	—	—
Commercial business	579	382	—	961
Consumer and other	9	2	—	11

	$588	$1,054	$—	$1,643

	As of March 31, 2011
	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due
	(In Thousands)
Real estate - Residential	$—	$—	$—	$—
Real estate - Commercial
Retail	1,275	2,485	—	3,760
Hotel & Motel	—	—	—	—
Gas Station & Car Wash	1,162	—	—	1,162
Mixed Use	808	—	—	808
Industrial & Warehouse	—	—	—	—
Other	80	—	—	80
Real estate - Construction	—	—	—	—
Commercial business	550	—	—	550
Consumer and other	16	5	—	21

	$3,890	$2,490	$—	$6,381

	As of December 31, 2010
	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due
	(In Thousands)
Real estate - Residential	$46	$—	$—	$46
Real estate - Commercial
Retail	261	—	—	261
Hotel & Motel	—	—	—	—
Gas Station & Car Wash	—	—	—	—
Mixed Use	363	—	—	363
Industrial & Warehouse	—	—	—	—
Other	—	—	—	—
Real estate - Construction	—	—	—	—
Commercial business	234	509	—	744
Consumer and other	41	2	—	44

	$946	$512	$—	$1,457

	As of September 30, 2010
	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due
	(In Thousands)
Real estate - Residential	$—	$—	$—	$—
Real estate - Commercial
Retail	261	—	—	261
Hotel & Motel	—	—	—	—
Gas Station & Car Wash	—	—	—	—
Mixed Use	—	—	—	—
Industrial & Warehouse	—	—	—	—
Other	—	—	—	—
Real estate - Construction	—	—	—	—
Commercial business	598	273	—	871
Consumer and other	26	15	—	40

	$885	$288	$—	$1,173

	As of June 30, 2010
	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due
	(In Thousands)
Real estate - Residential	$51	$—	$—	$51
Real estate - Commercial
Retail	—	—	—	—
Hotel & Motel	—	—	—	—
Gas Station & Car Wash	—	—	1,845	1,845
Mixed Use	641	—	—	641
Industrial & Warehouse	—	—	—	—
Other	1,419	—	—	1,419
Real estate - Construction	749	—	—	749
Commercial business	1,513	86	—	1,599
Consumer and other	69	36	—	105

	$4,442	$121	$1,845	$6,408

	As of March 31, 2010
	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due
	(In Thousands)
Real estate - Residential	$53	$—	$—	$53
Real estate - Commercial
Retail	—	—	—	—
Hotel & Motel	—	223	—	223
Gas Station & Car Wash	1,845	—	—	1,845
Mixed Use	—	335	—	335
Industrial & Warehouse	553	—	—	553
Other	213	—	—	213
Real estate - Construction	—	—	—	—
Commercial business	1,257	1,214	206	2,677
Consumer and other	92	216	251	560

	$4,013	$1,988	$457	$6,459

Exhibit F

A summary of TDR on accrual by type of concession at each quarter-end for the banking operations operating segment is presented below:

	As of June 30, 2011
	Real estate - Commercial	Commercial Business	Total
	(In Thousands)
Payment concession	$953	$512	$1,466
Maturity / Amortization concession	—	797	797
Rate concession	3,706	—	3,706

	$4,659	$1,309	$5,968

	As of March 31, 2011
	Real estate - Commercial	Commercial Business	Total
	(In Thousands)
Payment concession	$953	$656	$1,609
Maturity / Amortization concession	780	4,902	5,682
Rate concession	5,549	712	6,260

	$7,282	$6,269	$13,551

	As of December 31, 2010
	Real estate - Commercial	Commercial Business	Total
	(In Thousands)
Payment concession	$—	$6,794	$6,794
Maturity / Amortization concession	4,968	7,107	12,075
Rate concession	12,250	1,022	13,271

	$17,218	$14,923	$32,141

	As of September 30, 2010
	Real estate - Commercial	Commercial Business	Total
	(In Thousands)
Payment concession	$—	$6,901	$6,901
Maturity / Amortization concession	8,468	7,555	16,023
Rate concession	8,560	1,034	9,595

	$17,028	$15,490	$32,518

	As of June 30, 2010
	Real estate - Commercial	Commercial Business	Total
	(In Thousands)
Payment concession	$—	$6,394	$6,394
Maturity / Amortization concession	7,699	8,362	16,061
Rate concession	7,631	1,632	9,263

	$15,330	$16,387	$31,718

	As of March 31, 2010
	Real estate - Commercial	Commercial Business	Total
	(In Thousands)
Payment concession	$—	$6,953	$6,953
Maturity / Amortization concession	14,282	6,970	21,252
Rate concession	16,247	1,071	17,318

	$30,529	$14,994	$45,523

Exhibit G

A summary of gross loan balance at each quarter-end for the banking operations operating segment is presented below:

	As of June 30, 2011*	As of March 31, 2011*	As of December 31, 2010*	As of September 30, 2010*	As of June 30, 2010*	As of March 31, 2010*
	(In Thousands)
Real estate - Residential	$2,018	$2,043	$2,071	$2,097	$2,506	$2,539
Real estate - Commercial
Retail	309,597	301,349	289,856	288,504	286,681	296,692
Hotel & Motel	190,711	187,743	189,404	197,160	199,680	215,860
Gas Station & Car Wash	276,700	235,075	234,093	237,011	224,072	217,219
Mixed Use	139,413	143,359	142,425	131,475	130,318	132,135
Industrial & Warehouse	85,680	79,007	80,177	77,537	78,691	76,171
Other	330,262	323,724	338,583	348,886	340,813	348,227
Real estate - Construction	33,712	46,053	44,130	33,630	31,095	20,256
Commercial business	378,206	362,256	360,265	362,949	342,966	330,677
Consumer and other	7,186	7,174	8,150	10,066	10,741	11,703

	$1,753,486	$1,687,784	$1,689,154	$1,689,316	$1,647,563	$1,651,479

* Excludes the guaranteed portion of delinquent SBA loans

Asset Quality Ratios (for banking operations segment only):
Allowance for loan losses to gross loans	2.23%	2.46%	2.61%	2.83%	2.95%	2.83%
Allowance for loan losses to non-performing loans (excludes accruing restructured loans)	215.19%	154.77%	167.92%	154.13%	138.30%	101.89%
Allowance for loan losses to non-performing loans (includes accruing restructured loans)	161.96%	102.87%	75.47%	75.28%	72.72%	51.14%
Total non-performing loans (excludes accruing restructured loans) to gross loans	1.04%	1.59%	1.55%	1.84%	2.13%	2.78%
Total non-performing loans (includes accruing restructured loans) to gross loans	1.38%	2.39%	3.46%	3.76%	4.06%	5.53%